Epsilon Corp.

7950 NW 53rd St., Suite 337

Miami, FL 33166

Tel: (786) 228-5772

Fax: (866) 480-9591

  April 17, 2012

By Edgar

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Washington DC, 20549

Re:	Epsilon Corp.

Registration Statement on Form S-1

Filed February 3, 2012

File No. 333-9321

Dear Mrs. Jacobs:

Epsilon Corp. acknowledges receipt of the letter dated April 5, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). We have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Registration Statement Facing Page

1.	We note your revision in response to prior comment 1; however, your fee table describes your common stock with a par value of $0.001 per share. Please revise in accordance with our prior comment.

Response: Revised. We have revised the disclosure in the registration statement regarding our common stock. Please see the Second Amended Draft.

Risk Factors, page 7

2.	It does not appear that you have included a risk factor relating to your expected reporting status under section 15(d) of the Exchange Act. Please include a risk factor to highlight the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well of the inapplicability of proxy rules and section 16 of the Exchange Act, in accordance with prior comment 8.

Response: Revised. We have included a risk factor to highlight the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well of the inapplicability of proxy rules and section 16 of the Exchange Act. Please see the Second Amended Draft.

3.	It appears that you may be considered a shell company under Securities Act Rule 405. Please add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

Response: Not Revised. We do not believe that we are a shell company under Securities Act Rule 405. The company has a viable business plan and if the registration is approved, and funds raised, is prepared to host its first event.

Description of Securities

Voting Rights, page 17

4.	The last sentence in this section continues to indicate that your charter documents do not allow for cumulative voting. We therefore reissue prior comment 13.

Response: Revised. Please see the Second Amended Draft.

Business Development, page 19

5.	We note your revisions in response to prior comment 17; however, Note 1 to your financial statements indicates that your business plan “is to launch an on-line social network for start-ups in the high tech industry.” Your disclosure in this section indicates that you will sponsor face to face events connecting new and or small companies to service providers. Please reconcile

Response: Revised. The financial statements have been appropriately revised to conform with the Registration Statement. Please see the Second Amended Draft.

6.	Regarding your added disclosure in the fourth to last paragraph on page 19, please clarify how you intend to derive revenues for the location where your meetings are held, in addition to the revenues you derive from vendors and clients that may pay a fee to attend the meetings.

Response: Revised. Please see the Second Amended Draft.

Competitive Advantages, page 20

7.	You disclose in the last paragraph of this section that your website will target user’s client lists. Please clarify how you will obtain this information as it does not appear to be included in the information you intend to request from your clients, as indicated in the third paragraph on page 19.

Response: Revised. We have revised our disclosure to disclose that we intend to request such information from our clients and we note that there is a distinction between a client and use of the social networking site. Please see the Second Amended Draft.

Indemnification, page 26

8.	We note your revisions in response to prior comment 23; however, Article XII Section 1 of your Bylaws in exhibit 3.3 does not appear to restrict indemnification where an officer or director is “successful on the merits,” as you indicate in this section. Please advise or revise in accordance with our prior comment.

Response: Revised. We have revised our disclosure in accordance with the Staff’s prior comment. Please see the Second Amended Draft.

Certain Relationships and Related Transactions, page 27

9.	Regarding your added disclosure on the subscription receivable, please include the material terms of this arrangement, including the due date and any interest owed. In addition, Note 7 on page F-10 indicates that the receivable has been paid off. Please clarify this here and on page 5.

Response: Revised. We have revised our disclosure on page 5 and page 27 to confirm that the final payment on the subscription receivable was received January 19, 2012. Please see the Second Amended Draft.

Balance Sheet, page F-3

10.	We have reviewed your response to prior comment 25 and note that you reference SAB Topic 5A for your deferral of the audit fees. Your deferral of these audit fees does not appear to be appropriate because audit fees would be a routine cost of a public company, rather than a specific incremental cost directly attributable to this offering. In this regard, the guidance states that, “other general and administrative expenses may not be allocated as costs of the offering.” Therefore, the audit fees would be expensed, rather than deferred. Please restate your financial statements in accordance with FASB ASC 250-10-50-7.

Response: Revised. Please see the Amended Draft at F-3.

Notes to Financial Statements

Note 1.Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-7

11.	We note your response to prior comment 26. It does not appear that there have been any revisions to your cash and cash equivalents footnote disclosure. As such, revise to disclose if your cash and cash equivalents are located in the United States or in Israel.

Response: Revised. Please see the Amended Draft.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/
Mr. David Schwartz
President

VIA EDGAR

cc: Gabriel Eckstein, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar